UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: April 30, 2019

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2018 AND 2019 (UNAUDITED);
AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2018 (AUDITED) AND MARCH 31, 2019 (UNAUDITED)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2018 AND 2019 (UNAUDITED); AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2018 (AUDITED) AND MARCH 31, 2019 (UNAUDITED)

S/          =    Peruvian Sol
US$          =    United States dollar

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS				LIABILITIES AND EQUITY
		As at	As at			As at	As at
		December 31,	March 31,			December 31,	March 31,
	Note	2018	2019		Note	2017	2018

Current assets				Current liabilities
Cash and cash equivalents	8	801,140	754,394	Borrowings	12	826,474	699,968
Trade accounts receivables, net		1,007,828	1,109,884	Bonds	13	39,167	45,747
Work in progress, net		28,538	51,211	Trade accounts payable		1,079,531	992,832
Accounts receivable from related parties	9	34,903	48,307	Accounts payable to related parties	9	55,941	68,283
Other accounts receivable		588,451	638,691	Current income tax		25,807	25,153
Inventories, net		514,047	550,718	Other accounts payable		632,669	760,417
Prepaid expenses		10,549	21,249	Provisions	14	6,197	6,363
		2,985,456	3,174,454	Total current liabilities		2,665,786	2,598,763

Non-current assets classified as held for sale		247,798	259,586	Non-current liabilities classified as held for sale		225,828	242,151

Total current assets		3,233,254	3,434,040	Total current liabilities		2,891,614	2,840,914

Non-current assets				Non-current liabilities
Long-term trade accounts receivable, net		1,020,067	648,098	Borrowings	12	376,198	343,350
Long-term work in progress, net		32,212	32,447	Long-term bonds	13	897,875	888,450
Long-term accounts receivable from related parties	9	778,226	791,290	Other long-term accounts payable		574,110	418,763
Prepaid expenses		33,697	45,751	Long-term accounts payable to related parties	9	21,849	45,314
Other long-term accounts receivable		302,957	223,743	Provisions	14	103,411	103,087
Investments in associates and joint ventures	10	257,765	256,945	Derivative financial instruments		61	78
Investment property		29,133	28,566	Deferred income tax liability		75,347	76,406
Property, plant and equipment, net	11	470,554	459,900	Total non-current liabilities		2,048,851	1,875,448
Intangible assets, net	11	847,095	849,864	Total liabilities		4,940,465	4,716,362
Deferred income tax asset		425,436	424,343
Total non-current assets		4,197,142	3,760,947	Equity
				Capital	15	729,434	729,434
				Legal reserve		132,011	132,011
				Voluntary reserve		29,974	29,974
				Share Premium		992,144	992,144
				Other reserves		(170,620)	(170,989)
				Retained earnings		375,417	374,280
				Equity attributable to controlling interest in the Company		2,088,360	2,086,854
				Non-controlling interest		401,571	391,771
				Total equity		2,489,931	2,478,625
Total assets		7,430,396	7,194,987	Total liabilities and equity		7,430,396	7,194,987

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended March 31,
	Note	2018	2019

Revenues from construction activities		467,923	348,015
Revenues from services provided		208,385	243,016
Revenue from real estate and sale of goods		133,629	92,840
		809,937	683,871

Cost of construction activities		(479,724)	(302,873)
Cost of services provided		(105,500)	(205,747)
Cost of real estate and goods sold		(103,474)	(70,952)
	16	(688,698)	(579,572)
Gross profit		121,239	104,299

Administrative expenses	16	(58,131)	(44,042)
Other income and expenses		12,769	8,026
Operating profit		75,877	68,283

Financial expenses		(61,546)	(53,820)
Financial income		1,979	21,829
Share of the profit or loss in associates and joint ventures		(2,038)	(696)
Profit before income tax		14,272	35,596
Income tax	17	(9,478)	(23,911)
Profit from continuing operations		4,794	11,685

Loss from discontinued operations	20	(9,794)	(6,364)
(Loss) profit for the period		(5,000)	5,321

(Loss) profit attributable to:
Owners of the Company		(14,178)	(1,137)
Non-controlling interest		9,178	6,458
		(5,000)	5,321

Loss per share attributable to owners of the
Company during the period		(0.021)	(0.002)
(Loss) earnings per share from continuing operations
attributable to owners of the Company during the period		(0.004)	0.011

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended March 31,
	Note	2018	2019

(Loss) profit for the period		(5,000)	5,321
Other comprehensive income:

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		111	(12)
Foreign currency translation adjustment, net of tax		15,201	(193)
Exchange difference from net investment in a foreign operation, net of tax		1,498	41
		16,810	(164)
Other comprehensive income for the period, net of tax		16,810	(164)
Total comprehensive income for the period		11,810	5,157

Comprehensive income attributable to:
Owners of the Company		7,967	(1,506)
Non-controlling interest		3,843	6,663
		11,810	5,157

Comprehensive income attributable to owners of the Company:
Continuing operations		(1,298)	(32,900)
Discontinued operations		9,265	31,394
		7,967	(1,506)

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED MARCH 31, 2018 AND 2019
(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2018	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078
- IFRS adoption	-	-	-	-	-	-	(52,564)	(52,564)	(979)	(53,543)
Initial balances restated	660,054	660,054	132,011	29,974	881,795	(169,671)	536,603	2,070,766	464,769	2,535,535
Profit for the period	-	-	-	-	-	-	(14,178)	(14,178)	9,178	(5,000)
Cash flow hedge	-	-	-	-	-	105	-	105	6	111
Foreign currency translation adjustment	-	-	-	-	-	20,573	-	20,573	(5,372)	15,201
Exchange difference from net investment in a foreign operation	-	-	-	-	-	1,467	-	1,467	31	1,498
Comprehensive income of the period	-	-	-	-	-	22,145	(14,178)	7,967	3,843	11,810
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(5,032)	(5,032)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(31,001)	(31,001)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(36,033)	(36,033)
Balances as of March 31, 2018	660,054	660,054	132,011	29,974	881,795	(147,526)	522,425	2,078,733	432,579	2,511,312

Balances as of January 1, 2019	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931
Profit (loss) for the period	-	-	-	-	-	-	(1,137)	(1,137)	6,458	5,321
Cash flow hedge	-	-	-	-	-	(11)	-	(11)	(1)	(12)
Foreign currency translation adjustment	-	-	-	-	-	(398)	-	(398)	205	(193)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	40	-	40	1	41
Comprehensive income of the period	-	-	-	-	-	(369)	(1,137)	(1,506)	6,663	5,157
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(1,822)	(1,822)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(14,641)	(14,641)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(16,463)	(16,463)
Balances as of March 31, 2019	729,434	729,434	132,011	29,974	992,144	(170,989)	374,280	2,086,854	391,771	2,478,625

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES
(All amounts are expressed in thousands of S/ unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the period
		ended March 31,
	Note	2018	2019

OPERATING ACTIVITIES
Loss before income tax		4,478	29,232
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation		42,229	17,703
Amortization		23,123	24,476
Impairment of accounts receivable and other accounts receivable		110	102
Reversal of impairment of inventories			(1,272)
Impairment (reversal) of property, plant and equipment		-	(200)
Tax provisions		-	34,205
Other Provisions		1,530	560
Financial expense,net		48,022	43,831
Foreign exchange loss (gain) on loans		(2,094)	(18,744)
Disposal of investments		-	130
Share of the profit and loss in associates and joint ventures		1,676	696
Reversal of provisions		(2,366)	(1,538)
Disposal of assets		719	224
(Profit) loss on sale of property, plant and equipment		(24,563)	(733)
(Profit) loss on sale from available-for-sale financial assets		1,478	-
Loss on remeasurement of accounts receivable		15,066	(11,847)
Net variations in assets and liabilities:
Trade accounts receivable and unbilled working in progress		(78,871)	247,741
Other accounts receivable		(25,103)	28,331
Other accounts receivable from related parties		16,698	(14,080)
Inventories		(17,970)	(34,241)
Pre-paid expenses and other assets		(32,901)	(22,764)
Trade accounts payable		104,474	(86,699)
Other accounts payable		(100,440)	(52,931)
Other accounts payable to related parties		42,679	35,848
Other provisions		(419)	(155)
Interest payment		(39,070)	(43,316)
Payments for purchases of intangibles - Concessions		(2,186)	(2,746)
Payment of income tax		(512)	(22,413)
Net cash provided by operating activities		(24,213)	149,400

INVESTING ACTIVITIES
Sale of available-for-sale investment		(36,595)	-
Sale of property, plant and equipment		37,963	3,807
Sale of non-current assets held for sale		18,865	-
Interest received		1,508	6,514
Payment for purchase of investments properties		(52)	(13)
Payments for intangible purchase		(32,604)	(26,032)
Payments for property, plant and equipment purchase		(22,433)	(8,198)
Net cash provided by investing activities		(33,348)	(23,922)

FINANCING ACTIVITIES
Loans received		308,588	163,791
Amortization of loans received		(225,717)	(309,654)
Amortization of bonds issued		(7,994)	(7,203)
Dividends paid to non-controlling interest		(5,032)	(1,822)
Cash received (return of contributions )from non-controlling shareholders		(5,612)	(14,641)
Net cash applied to financing activities		64,233	(169,529)
Net increase (net decrease) in cash		6,672	(44,051)
Exchange difference		(2,635)	(2,591)
Cash and cash equivalents at the beginning of the period		626,060	801,021
Cash and cash equivalents at the end of the period	8	630,097	754,379

NON-CASH TRANSACTIONS:
Capitalization of interests		-	1,855
Acquisition of assets through finance leases		-	1,583

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2018 AND 2019 (UNAUDITED); AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2018 (AUDITED) AND AT MARCH 31, 2019 (UNAUDITED)

1.	GENERAL INFORMATION

Graña y Montero S.A.A. (hereinafter the Company) was incorporated in Peru on August 12, 1996, as a result of the equity spin-off of Inversiones GyM S.A. (formerly Graña y Montero S.A.). The Company’s legal address is Av. Paseo de la Republica 4675, Surquillo Lima, Peru and is listed on the Lima Stock Exchange and the New York Stock Exchange (NYSE).

The Company is the parent of the Graña y Montero Group that includes the Company and its subsidiaries (hereinafter, the “Group”) and is mainly engaged in holding investments in different Group companies. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory, human resources management and leases office space to the Group companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. Seedetails of operations segments in Note 7.

These condensed interim consolidated financial statements as of March 31, 2019 were prepared and authorized for issuance by the Chief Financial Officer on April 30, 2019.

2.	BASIS OF PREPARATION

These interim condensed consolidated unaudited financial statements for the period ended Marzo 31, 2019 have been prepared in accordance with IAS 34 "Consolidated interim financial information". The interim condensed consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with International Standards. of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2018, except for the new international financial information regulations (IFRS) effective as of January 1, 2019, which the Group is in the process of adoption.

4.	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks and carries out periodic supervision and monitoring.

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a)    Market risks

i.    Foreign Exchange risk

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2018 and March 31, 2019, and, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

ii.   Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds and equity securities is low, since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the condensed interim consolidated financial statements.

iii.  Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

b)   Credit risk

Credit risk arises from cash and cash equivalent and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

With respect to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

c)    Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to maintain sufficient cash to meet its obligations. However, as of December 31, 2016, the Group started to experienced liquidity risk due to the early termination of the GSP concession agreement and the obligations assumed. As a consequence, the Group started a disinvestment plan to be able to meet the obligations resulting from this scenario. That has been fulfilled, managing to reduce these obligations in an important way.

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs, so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management are invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	1-2	2-5	More than
At December 31, 2018	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases)	816,122	273,079	129,233	41,577	1,260,011
Finance leases	15,151	7,489	14,094	-	36,734
Bonds	111,080	153,287	355,667	1,174,404	1,794,438
Trade accounts payables	1,079,531	-	-	-	1,079,531
Accounts payables to related
parties	55,941	21,849	-	-	77,790
Other accounts payables	116,806	17,777	338,627	-	473,210
Other non-financial liabilities	-	61	-	-	61
	2,194,631	473,542	837,621	1,215,981	4,721,775

	Less than	1-2	2-5	More than
At March 31, 2019	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases)	689,798	248,560	113,739	35,526	1,087,623
Finance leases	14,718	6,529	13,018	-	34,265
Bonds	117,517	148,559	356,431	1,151,192	1,773,699
Trade accounts payables	992,832	-	-	-	992,832
Accounts payables to related
parties	68,283	45,314	-	-	113,597
Other accounts payables	191,062	4,336	337,178	-	532,576
Other non-financial liabilities	-	78	-	-	78
	2,074,210	453,376	820,366	1,186,718	4,534,670

4.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and tomaintain an optimal capital structure to reduce the cost of capital. From 2017 the situation of the Group, has lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note12).

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2018 and March 31, 2019, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70.

	At	At
	December 31,	March 31,
	2018	2019
Total financial liabilities and bonds	2,139,714	1,977,515
Less: Cash and cash equivalents	(801,140)	(754,394)
Net debt	1,338,574	1,223,121
Total equity	2,489,931	2,478,625
Total capital	3,828,505	3,701,746

Gearing ratio	0.35	0.33

4.3	Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the financial assets classified as at fair value through profit or loss has been determined with observable information of Level 1.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12, has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2018.

6.	SEASONALITY OF OPERATIONS

The Group shows no seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7.	SEGMENT INFORMATION

Operating segments are reported consistently with the internal reports that are reviewed by the Group’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee is responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, and (iii) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

As of December 31, 2018 management considered not presenting the segment "IT services", due to the sale of the CAM Group in November 2018, which includes the companies CAM Chile S.A., Cam Servicios del Peru S.A. (CAM Group). In addition,Adexus S.A. was reclassified to non-current assets held for sale.

The table below shows the Group’s financial statements by operating segments:

Operating segments financial position
Segment reporting
					Infrastructure
As of December 31, 2018	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	177,455	34,816	168,460	191,178	6,700	93,262	129,269	-	801,140
Trade accounts receivables, net	583,842	54,350	78,013	226,919	598	63,038	1,068	-	1,007,828
Work in progress, net	24,962	-	-	-	-	-	3,576	-	28,538
Accounts receivable from related parties	203,583	492	40,820	758	9,930	60,759	98,308	(379,747)	34,903
Other accounts receivable	386,467	37,611	28,492	31,012	199	55,508	49,160	2	588,451
Inventories, net	27,852	18,823	9,206	25,282	-	448,328	-	(15,444)	514,047
Prepaid expenses	3,825	1,345	3,068	874	135	81	1,221	-	10,549
	1,407,986	147,437	328,059	476,023	17,562	720,976	282,602	(395,189)	2,985,456
Non-current assets classified as held for sale	-	-	-	-	-	-	247,798	-	247,798
Total current assets	1,407,986	147,437	328,059	476,023	17,562	720,976	530,400	(395,189)	3,233,254

Long-term trade accounts receivable, net	14,455	-	33,380	966,202	-	6,030	-	-	1,020,067
Long-term work in progress, net	-	-	32,212	-	-	-	-	-	32,212
Long-term accounts receivable from related parties	254,660	-	39,341	-	-	-	744,655	(260,430)	778,226
Prepaid expenses	-	-	28,214	5,152	840	-	-	(509)	33,697
Other long-term accounts receivable	77,028	63,797	7,056	64,817	7,346	30,268	52,645	-	302,957
Investments in associates and joint ventures	114,676	7,230	-	-	-	5,604	2,213,023	(2,082,768)	257,765
Investment property	-	-	-	-	-	29,133	-	-	29,133
Property, plant and equipment, net	205,678	171,430	14,585	1,586	109	9,237	69,088	(1,159)	470,554
Intangible assets, net	160,088	183,614	466,153	749	-	1,105	23,514	11,872	847,095
Deferred income tax asset	166,624	5,025	11,875	-	621	17,127	218,201	5,963	425,436
Total non-current assets	993,209	431,096	632,816	1,038,506	8,916	98,504	3,321,126	(2,327,031)	4,197,142
Total assets	2,401,195	578,533	960,875	1,514,529	26,478	819,480	3,851,526	(2,722,220)	7,430,396

Liabilities.-
Borrowings	232,409	26,621	15,384	209,463	-	133,105	209,492	-	826,474
Bonds	-	-	25,745	13,422	-	-	-	-	39,167
Trade accounts payable	777,130	49,254	61,233	104,652	121	31,173	55,968	-	1,079,531
Accounts payable to related parties	179,351	1,933	46,099	65,256	58	35,085	91,754	(363,595)	55,941
Current income tax	5,898	2,797	1,398	9,888	226	4,219	1,381	-	25,807
Other accounts payable	389,896	13,147	72,823	11,677	631	106,286	38,209	-	632,669
Provisions	521	5,412	-	-	-	264	-	-	6,197
Non-current liabilities classified as held for sale	-	-	-	-	-	-	225,828	-	225,828
Total current liabilities	1,585,205	99,164	222,682	414,358	1,036	310,132	622,632	(363,595)	2,891,614

Borrowings	9,314	87,166	556	-	-	10,684	268,478	-	376,198
Long-term bonds	-	-	299,637	598,238	-	-	-	-	897,875
Other long-term accounts payable	357,146	-	31,477	154,756	1,656	26,470	2,605	-	574,110
Long-term accounts payable to related parties	8,880	-	1,167	81,207	23,445	-	183,826	(276,676)	21,849
Provisions	32,122	20,234	-	-	-	-	51,055	-	103,411
Derivative financial instruments	-	61	-	-	-	-	-	-	61
Deferred income tax liability	5,564	24,541	7,010	37,178	-	-	1,054	-	75,347
Total non-current liabilities	413,026	132,002	339,847	871,379	25,101	37,154	507,018	(276,676)	2,048,851
Total liabilities	1,998,231	231,166	562,529	1,285,737	26,137	347,286	1,129,650	(640,271)	4,940,465
Equity attributable to controlling interest in the Company	331,178	323,943	332,403	171,594	341	193,483	2,708,803	(1,973,385)	2,088,360
Non-controlling interest	71,786	23,424	65,943	57,198	-	278,711	13,073	(108,564)	401,571
Total liabilities and equity	2,401,195	578,533	960,875	1,514,529	26,478	819,480	3,851,526	(2,722,220)	7,430,396

Operating segments financial position
Segment reporting
					Infrastructure
As of March 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	257,929	36,149	135,054	192,870	6,358	90,566	35,468	-	754,394
Financial asset at fair value through profit or loss	-	-	-	-	-	-	-	-	-
Trade accounts receivables, net	521,505	53,764	66,163	407,888	1,157	56,774	2,633	-	1,109,884
Work in progress, net	47,742	-	-	-	-	-	3,469	-	51,211
Accounts receivable from related parties	167,836	660	49,426	703	10,084	61,219	144,871	(386,492)	48,307
Other accounts receivable	400,121	39,327	35,978	67,054	109	46,953	49,147	2	638,691
Inventories, net	34,909	22,187	10,677	25,377	-	473,018	-	(15,450)	550,718
Prepaid expenses	9,198	1,836	2,798	7,193	46	47	131	-	21,249
	1,439,240	153,923	300,096	701,085	17,754	728,577	235,719	(401,940)	3,174,454
Non-current assets classified as held for sale	2,129	-	-	-	-	-	257,457	-	259,586
Total current assets	1,441,369	153,923	300,096	701,085	17,754	728,577	493,176	(401,940)	3,434,040

Long-term trade accounts receivable, net	-	-	33,380	608,758	-	5,960	-	-	648,098
Long-term work in progress, net	-	-	32,447	-	-	-	-	-	32,447
Long-term accounts receivable from related parties	254,571	-	39,475	-	-	-	751,417	(254,173)	791,290
Prepaid expenses	-	-	43,069	2,326	866	-	-	(510)	45,751
Other long-term accounts receivable	79,301	63,460	6,521	189	7,346	30,257	36,669	-	223,743
Investments in associates and joint ventures	112,872	7,810	-	-	-	5,604	2,228,861	(2,098,202)	256,945
Investment property	-	-	-	-	-	28,566	-	-	28,566
Property, plant and equipment, net	197,691	170,610	13,420	858	163	10,262	68,055	(1,159)	459,900
Intangible assets, net	159,456	198,612	457,520	829	-	1,066	23,527	8,854	849,864
Deferred income tax asset	172,837	5,063	12,992	-	574	18,650	207,613	6,614	424,343
Total non-current assets	976,728	445,555	638,824	612,960	8,949	100,365	3,316,142	(2,338,576)	3,760,947
Total assets	2,418,097	599,478	938,920	1,314,045	26,703	828,942	3,809,318	(2,740,516)	7,194,987

Liabilities.-
Borrowings	242,055	26,331	1,284	145,029	-	132,677	152,592	-	699,968
Bonds	-	-	32,282	13,465	-	-	-	-	45,747
Trade accounts payable	737,458	62,289	50,475	67,777	216	36,269	38,348	-	992,832
Accounts payable to related parties	204,080	933	59,763	60,461	49	34,817	94,671	(386,491)	68,283
Current income tax	4,448	3,750	761	11,354	168	4,063	609	-	25,153
Other accounts payable	415,282	15,259	72,101	54,813	714	133,367	68,879	2	760,417
Provisions	521	5,582	-	-	-	260	-	-	6,363
Non-current liabilities classified as held for sale	-	-	-	-	-	-	242,151	-	242,151
Total current liabilities	1,603,844	114,144	216,666	352,899	1,147	341,453	597,250	(386,489)	2,840,914

Borrowings	8,285	80,490	309	-	-	8,975	245,291	-	343,350
Long-term bonds	-	-	288,661	599,789	-	-	-	-	888,450
Other long-term accounts payable	360,800	-	27,781	319	1,693	25,527	2,643	-	418,763
Long-term accounts payable to related parties	9,039	-	1,066	82,222	23,784	-	183,377	(254,174)	45,314
Provisions	31,599	19,091	-	-	-	-	52,397	-	103,087
Derivative financial instruments	-	78	-	-	-	-	-	-	78
Deferred income tax liability	4,188	27,344	5,855	37,957	-	-	1,062	-	76,406
Total non-current liabilities	413,911	127,003	323,672	720,287	25,477	34,502	484,770	(254,174)	1,875,448
Total liabilities	2,017,755	241,147	540,338	1,073,186	26,624	375,955	1,082,020	(640,663)	4,716,362
Equity attributable to controlling interest in the Company	327,165	333,759	332,667	180,644	79	190,885	2,714,260	(1,992,605)	2,086,854
Non-controlling interest	73,177	24,572	65,915	60,215	-	262,102	13,038	(107,248)	391,771
Total liabilities and equity	2,418,097	599,478	938,920	1,314,045	26,703	828,942	3,809,318	(2,740,516)	7,194,987

Operating segment performance
Segment Reporting
					Infrastructure
For the three-month period ended March 31, 2018 -	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Revenue	437,625	124,596	148,501	151,168	806	71,372	26,069	(150,200)	809,937
Gross profit	26,364	29,312	27,392	25,918	119	12,287	4,506	(4,659)	121,239
Administrative expenses	(31,191)	(4,285)	(7,752)	(2,416)	(66)	(4,113)	(18,349)	10,041	(58,131)
Other income and expenses, net	11,525	1,027	(47)	523	-	(181)	(111)	33	12,769
Operating profit	6,698	26,054	19,593	24,025	53	7,993	(13,954)	5,415	75,877
Financial expenses	(16,707)	(3,169)	(6,600)	(1,221)	-	(5,830)	(33,183)	5,164	(61,546)
Financial income	3,060	186	624	907	14	1,217	6,785	(10,814)	1,979
Dividends	-	-	-	-	-	-	-	-	-
Share of profit or loss in associates
and joint ventures	(2,977)	401	-	-	-	-	12,827	(12,289)	(2,038)
(Loss) profit before income tax	(9,926)	23,472	13,617	23,711	67	3,380	(27,525)	(12,524)	14,272
Income tax	(3,873)	(6,780)	(4,121)	(7,139)	(98)	(974)	12,700	807	(9,478)
(Loss) profit from continuing operations	(13,799)	16,692	9,496	16,572	(31)	2,406	(14,825)	(11,717)	4,794
Loss from discontinuing operations	8,232	-	-	-	-	-	(18,722)	696	(9,794)
(Loss) profit for the period	(5,567)	16,692	9,496	16,572	(31)	2,406	(33,547)	(11,021)	(5,000)

(Loss) profit from attributable to:
Owners of the Company	(6,667)	15,351	7,745	12,429	(31)	(1,803)	(29,124)	(12,078)	(14,178)
Non-controlling interest	1,100	1,341	1,751	4,143	-	4,209	(4,423)	1,057	9,178
	(5,567)	16,692	9,496	16,572	(31)	2,406	(33,547)	(11,021)	(5,000)

Operating segment performance
Segment Reporting
					Infrastructure
For the three-month period ended March 31, 2019 -	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Revenue	382,708	127,106	144,727	106,239	885	25,436	22,762	(125,992)	683,871
Gross profit	42,065	26,888	22,801	21,094	236	3,465	2,034	(14,284)	104,299
Administrative expenses	(33,571)	(5,861)	(7,979)	(4,490)	(138)	(5,104)	(5,098)	18,199	(44,042)
Other income and expenses, net	385	1,504	50	-	2	(503)	6,762	(174)	8,026
Gain from sale of investments	-	-	-	-	-	-	-	-	-
Operating profit	8,879	22,531	14,872	16,604	100	(2,142)	3,698	3,741	68,283
Financial expenses	(13,562)	(3,189)	(7,597)	(5,821)	(2)	(4,832)	(22,254)	3,437	(53,820)
Financial income	2,745	417	680	6,504	178	938	17,762	(7,395)	21,829
Dividends	-	-	-	-	-	-	2,440	(2,440)	-
Share of profit or loss in associates
and joint ventures	(1,677)	580	-	-	-	-	18,779	(18,378)	(696)
(Loss) profit before income tax	(3,615)	20,339	7,955	17,287	276	(6,036)	20,425	(21,035)	35,596
Income tax	(262)	(5,924)	(2,752)	(5,236)	(197)	1,470	(11,020)	10	(23,911)
(Loss) profit from continuing operations	(3,877)	14,415	5,203	12,051	79	(4,566)	9,405	(21,025)	11,685
Loss from discontinuing operations	-	-	-	-	-	-	(6,338)	(26)	(6,364)
(Loss) profit for the period	(3,877)	14,415	5,203	12,051	79	(4,566)	3,067	(21,051)	5,321

(Loss) profit from attributable to:
Owners of the Company	(5,070)	13,094	3,610	9,038	79	(2,598)	3,102	(22,392)	(1,137)
Non-controlling interest	1,193	1,321	1,593	3,013	-	(1,968)	(35)	1,341	6,458
	(3,877)	14,415	5,203	12,051	79	(4,566)	3,067	(21,051)	5,321

No major changes occurred in total assets as compared to the amount stated in previous year-end financial statements.

There are no differences as compared to previous year-end financial statements based on segmentation or measurement of financial performance by segment.

8.	CASH AND CASH EQUIVALENTS

This account comprises:

	At	At
	December 31,	March 31,
	2018	2019
Cash on hand	1,377	1,503
Cash in-transit	3,566	5,786
Bank accounts	647,832	713,282
Time deposits	148,365	33,823
	801,140	754,394

Reconciliation to the statement of cash flow

The above figures reconcile to the amount of cash shown in the statement of cash flows as follows:.

	At	At
	December 31,	March 31,
	2018	2019

Cash and cash equivalent on Consolidated statement of
financial position	801,140	754,394
Bank overdrafts (Note 12)	(119)	(15)
Balances per Consolidated statement of cash flows	801,021	754,379

9.	TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

		At March 31,
	2018	2019
Revenue from sales of goods and services:
- Associates	70	84
- Joint operations	8,313	8,194
	8,383	8,278

Inter-company services were agreed based on market terms as if they had been agreed to third parties.

b) Balances of transactions with related parties

		At December 31,		At March 31,
		2018		2019
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,122	-	9,047	-
Consorcio Peruano de Conservacion	6,417	-	3,004	-
Consorcio Italo Peruano	3,322	4,996	1,688	16,654
Consorcio Constructor Chavimochic	2,138	6,199	2,102	5,833
Consorcio GyM Conciviles	1,855	-	24,036	-
Consorcio La Gloria	1,369	1,006	1,373	1,361
Consorcio Ermitaño	781	624	854	356
Terminales del Peru	459	-	467	-
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	11,804	-	3,100
Consorcio Rio Mantaro	-	6,655	1,832	16,620
Consorcio Vial Quinua	-	1,970	-	2,130
Consorcio Huacho Pativilca	-	475	-	3,071
Other minors	9,215	11,323	3,442	5,868
	34,678	45,052	47,845	54,993

Other related parties
Ferrovias Argentina	-	10,242	-	12,942
Peru Piping Spools S.A.C.	225	-	424	348
Other minors	-	647	-	-
	225	10,889	424	13,290
Current portion	34,903	55,941	48,269	68,283

Non-current portion:
Gasoducto Sur Peruano S.A	773,927	-	778,736	-
Ferrovias Participaciones	-	21,849	-	34,599
Consorcio Constructor Chavimochic	-	-	2,136	-
Other minors	4,299	-	10,418	10,715
Non-current	778,226	21,849	791,290	45,314

Receivables and payables are mainly current and do not have specific guarantees, except for the receivable account from GSP. Accounts receivable from related parties have maturity periods of 60 days and are related to sales of goods and services. These balances are non-interest-bearing, and during 2019 do not require a provision for impairment.

Accounts payable to related parties mainly related to services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The movement of our investments in associates for the period ended March 31, 2018 and 2019 is as follows:

		At March 31,
	2018	2019

Beginning balance	268,671	257,766
Equity interest in results	(2,038)	(696)
Decrease in capital	(289)	-
Write-off of investment	-	(130)
Translation adjustments	(901)	5
Discontinued operations	362	-
Ending balance	265,805	256,945

In June 2018, the subsidiary Viva GyM S.A. signed a partnership agreement with the company OBRATRES S.A.C, percentage of interest 37.5%, to develop a real estate project located at Calle Tacna 544 in Barranco, the project will consist of 31 departments, 52 parking lots and 24 warehouses.

11.	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended December 31, 2018 and March 31, 2019, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangibles
	equipment	assets

Net cost at January 1, 2018	865,735	940,070

Additions	22,433	36,002
Subsidiary deconsolidation	(13,100)	-
Transfers, disposals and adjustments	6,715	6,844
Deductions for sale of assets	(13,400)	-
Depreciation, amortization	(41,651)	(23,123)

Net cost at March 31, 2018	826,732	959,793

Net cost at January 1, 2019	470,554	847,095

Additions	9,781	29,475
Transfers, disposals and adjustments	(238)	(2,230)
Deductions for sale of assets	(3,074)	-
Depreciation, amortization	(17,123)	(24,476)

Net cost at March 31, 2019	459,900	849,864

a) Property, plant and equipment

As of December 31, 2018 and March 31, 2019, additions to property, plant and equipment comprise acquisition of machinery and equipment required for Group’s operations.

Depreciation of fixed assets and investment properties for the period is broken down in the statement of income as follows:

		At March 31,
	2018	2019

Cost of services and goods (Note 16)	25,716	16,882
Administrative expenses (Note 16)	1,045	821
(+) Depreciation discontinued operation	15,468	-
Total depreciation related to property, plant and equipment and investment property	42,229	17,703
(-) Depreciation of investment property	(578)	(580)
Total depreciation of property, plant and equipment	41,651	17,123

b) Intangible assets

As of December 31, 2018 and March 31, 2019, additions registered in intangible assets mainly comprise of investments in preparation of wells located in Lots I, III, IV and V to provide oil and hydrocarbon explotation services and in building  the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model).

Amortization of intangibles is broken down in the statement of income as follows:

		At March 31,
	2018	2019

Cost of services and goods (Note 16)	17,374	22,757
Administrative expenses (Note 16)	1,090	1,719
(+) Amortization discontinued operations	4,659	-
	23,123	24,476

i) Goodwill

Management reviews the results of its businesses based on the type of economic activity carried out.

Goodwill allocated to cash-generating units are:

	At	At
	December 31,	March 31,
	2018	2019

Engineering and construction	71,621	72,053
Electromechanical	20,737	20,737
IT equipment and services	930	930
	93,288	93,720

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal.  Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

As of March 31, 2019 same criteria used  as those applied in the impairment test at December 31, 2018 that concluded there was no impairment in the CGU.

12.	BORROWINGS

This item comprises:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2018	2019	2018	2019	2018	2019

Bank overdrafts (Note 8)	119	15	119	15	-	-
Bank loans	1,023,481	868,574	810,188	683,880	213,293	184,694
Finance leases	33,488	31,356	13,514	13,178	19,974	18,178
Other financial entities	145,584	143,373	2,653	2,895	142,931	140,478
	1,202,672	1,043,318	826,474	699,968	376,198	343,350

a)  Bank loans

As of December 31, 2018 and March 31, 2019, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1.6% and 15.8% in 2018 and between 1.6% and 12% in 2019.

				Current			Non-current
			At	At		At	At
	Interest	Date of	December 31,	March 31,		December 31,	March 31,
	rate	maturity	2018	2019		2018	2019

GyM S.A.	1.63% / 8.91%	2019 / 2020	227,770	238,038	(iii)	-	-
Graña y Montero S.A.A.	Libor USD 3M + from 4.9% to 5.5%	2018 / 2020	206,836	149,682	(ii)	125,547	104,813	(i)
GyM Ferrovías	Libor USD 1M + to 2%	2019	209,463	145,029		-	-
Viva GyM S.A.	7.00% / 12.00%	2018 / 2020	129,617	128,938		2,102	-
GMP S.A.	4.55% / 6.04%	2018 / 2020	22,587	22,193		85,644	79,881
CONCAR S.A.	15.75%	2019	13,915	-		-	-
			810,188	683,880		213,293	184,694

i) Credit Suisse Syndicated Loan

In December 2015, the Group entered into a US$200 million (equivalent to S/672 million) medium-term agreement with Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC.  The loan term is five years, with quarterly installments starting on the 18th month. The loan bears interest at a rate of three months Libor plus 4.9% per year. The funds were used to finance the equity participation in GSP.   On June 27, 2017, the Company renegotiated the terms of this loan to correct defaults related to the cancellation of the GSP concession.

As of March 31, 2019, the outstanding balance of the loan capital is US$31.4 million (equivalent to S/104.5 million, approx.). The Company is in compliance with its obligations to do and not to do under the credit agreement.

ii) GSP Bridge Loan

At December 31, 2016, the current balance of bank loans included US$129 million (equivalent to S/433.3 million) of the corporate guarantee issued by the Company to guarantee the bridge loan granted to GSP, which was due as of December 31, 2016.  However, on June, 2017, the Company reached a refinancing agreement with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (equivalent to S/256.3 million), this amount was used to repay the GSP bridge loan.  The new loan matures in June, 2020, with prepayments coming from the sale of asset sales for 40% in the first year and an additional 30% in the second year.

As of March 31, 2019, the principal balance of the loan capital is US$47.3 million (equivalent to S/156.9 million, approx.). The Company is in compliance with its obligations to do and not to do under the credit agreement.

iii) Financial Stability Framework Agreement

On July 31, 2017, the Company and its subsidiaries, GyM S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement (together with certain complementary contracts, the “Framework Agreement”) with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant GyM S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, GyM S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance reimbursement obligations under performance bonds; (iv) grant a syndicated line of credit in favor of Graña y Montero S.A.A. and GyM S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) to commit to maintain existing standby letters of credit issued at the request of GyM S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. In April of 2018, the Group repaid US$72.7 million (equivalent to S/245.8 million) of the facility with the proceeds of the sale of Stracon GyM S.A., and in July of 2018, an additional of US$15.4 million (equivalent to S/52.1 million). As of March 31, 2019, and the date of this report, there was US$59.4 million (equivalent to S/197.4 million) outstanding under this agreement.

As of March 31, 2019 and as of the date hereof, our construction subsidiary GyM is under a continuing default under the Financial Stability Framework Agreement with respect to its failure to comply with certain ratios between Tranche A (client invoices (facturas)) and Tranche B (project valuations (valorizaciones)). No event of default has been formally noticed to GyM by the lenders, and our subsidiary has requested a waiver from the lenders, which is pending. If duly noticed to GyM by the lenders, the consequence of this default would be to transfer certain amounts due under Tranche B to Tranche A, for which payment is not due until July 2019. As of March 31, 2019, there was US$43.7 million (S/145.3 million) outstanding under Tranche A and US$15.7 million (S/.52.1 million) outstanding under Tranche B of the facility, for a total of US$59.4 million (equivalent to S/197.4 million).

b) Other financial entities

Securitization of Norvial flows

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) -  to monetize future dividends from Norvial S.A. to the Company. This operation has as a finality to reduce the indebtness of the Company.The amount of the transaction was US$42.3 millions and ended on June 11, 2018.

Likewise, it has been agreed that our company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A.. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

c) Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

		Carrying amount		Fair value
	At	At	At	At
	December 31,	March 31,	December 31,	March 31,
	2018	2019	2018	2019

Bank overdrafts (Note 8)	119	15	119	15
Bank loans	1,023,481	868,574	1,152,885	1,214,724
Finance leases	33,488	31,356	38,399	30,795
Other financial entities	145,584	143,373	145,584	143,373
	1,202,672	1,043,318	1,336,987	1,388,908

As of March 31, 2019, the fair value is based on cash flows discounted using a rate based on the borrowing rate of 3.8% and 8.9% (2.4% and 8.9%  in 2018) and are included as Level 2 in the level of measurement.

13.	BONDS

This item is broken down as follows:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2018	2019	2018	2019	2018	2019

GyM Ferrovías	611,660	613,254	13,422	13,465	598,238	599,789
Norvial	325,382	320,943	25,745	32,282	299,637	288,661
	937,042	934,197	39,167	45,747	897,875	888,450

a) GyM Ferrovías S.A.

In February 2015, the subsidiary GyM Ferrovías S.A. made an international issue of corporate bonds under Regulation S. The issue was made in soles VAC (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds mature in November 2039 and earn interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Apoyo & Asociados Internacionales Clasico de Riesgo. As of March 31, 2019, an amortization has been made up to S/70.5 million (S/67.7 million as of December 31, 2018).

As of March 31, 2019, the balance includes accrued interest payable and VAC adjustments for S/73.7 million (S/72.0 million as of December 31, 2018).

At March 31, 2018 and 2019 the account movement  was as follows:

	2018	2019

Balance at January, 1	603,657	611,660
Amortization	(2,521)	(2,807)
Accrued interest	11,851	11,906
Interest paid	(7,464)	(7,505)
Balance at March, 31	605,523	613,254

As part of the structuring process of the bond, GyM Ferrovías S.A. committed to report and verify compliance with the following, measured based on their individual financial statements (covenants):

-	Debt service coverage ratio not less than 1.2 times.
-	Maintain a constant balance in the minimum trust equal to one quarter of operation and maintenance costs (including the IGV).
-	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

On August 23, 2017, GyM Ferrovías S.A. and Line One CPAO Purchaser LLC subscribed the contract for the sale and assignment of collection rights of the "Annual Payment for Complementary Investment (Complementary PAO)" derived from the Concession Contract up to an amount equivalent to US$316 million.

On August 23, 2017, GyM Ferrovías S.A. as Borrower, Mizuho Bank, Ltd. and Sumitomo Mitsui Banking Corporation as Lenders and Mizuho Bank, Ltd. as Administrative Agent signed a loan contract for Working Capital for an amount equivalent to US$80 million to partially finance the Expansion Project of the Line 1 of the Lima Metro. As of March 31, 2019, US$97.9 million (equivalent S/325.3 million) has been disbursed.
.
b) Norvial S.A.

Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

At March 31, 2018 and 2019 the account movement  was as follows:

	2018	2019

Balance at January, 1	343,910	325,382
Amortization	(5,524)	(4,396)
Accrued interest	5,775	5,899
Capitalized interest	1,212	697
Interest paid	(7,045)	(6,639)
Balance at March, 31	338,328	320,943

As part of the process of bond structuring, Norvial S.A. engaged to adhere to the following covenants:

- Debt service coverage ratio of not less than 1.3 times.
- Proforma gearing ratio lower than 4 times.

The fair value of both obligations as of March 31, 2019 amounts to S/1,036 million (as of December 31, 2018 amounts to S/1,037 million), is based on discounted cash flows using rates between 4.32% and 6.93% (between 4.09% and 5.45% as of December 31, 2018) and is within level 2 of the fair value hierarchy.

As of December 31, 2018 and March 31, 2019, the Company has complied with the covenants of both types of bonds.

14.	PROVISIONS

The gross movement of this item is as follows:

		Contingent
		liabilities	Provision
	Legal	resulting from	for well
	contingencies	acquisitions	closure	Total

At January 1, 2018	23,364	7,249	16,804	47,417
Additions	1,369	161	-	1,530
Reversals of provisions	(1,928)	(438)	(554)	(2,920)
Payments	(117)	(302)	-	(419)
Translation adjustments	52	387	-	439
At March 31, 2018	22,740	7,057	16,250	46,047

At January 1, 2019	84,728	4,498	20,382	109,608
Additions	2,645	-	-	2,645
Reversals of provisions	(1,077)	(461)	(1,147)	(2,685)
Payments	(155)	-	-	(155)
Translation adjustments	10	27	-	37
At March 31, 2019	86,151	4,064	19,235	109,450

As of March 31, 2019, the Group registered the present value of the estimated provision of S/75.6 million (S/73.5 million as of December 31, 2018), corresponding to the legal contingency estimated by management for the Company's and Subsidiaries exposure to a possible compensation in relation to their participation as minority partner in certain entities that developed six infrastructure projects in Peru with companies belonging to the Odebrecht group.

15.	CAPITAL

As of December 31, 2018 and March 31, 2019, the capital of the Company is represented by 729,434,192 shares of a nominal value of S/1.00 each, of which 660,053,790 are registered in the Public Registries and 69,380,402 are in the process of formalization registration.

At March 31, 2019, a total of 207,667,205 shares were represented in ADS, equivalent to 41,533,441 ADSs at a rate of 5 shares per ADS; and a total of 207,931,660 shares were represented by ADS equivalent to 41,586,332 ADSs as of December 31, 2018.

16.	EXPENSES BY NATURE

For the period ended March 31, 2018 and 2019, this item comprises:

	Cost of
	goods and	Administrative
	services	expenses
At March 31, 2018
Salaries, wages and fringe benefits	243,824	25,704
Services provided by third-parties	239,090	21,597
Purchase of goods	121,768	-
Other management charges	40,594	8,492
Depreciation	25,716	1,045
Amortization	17,374	1,090
Taxes	225	200
Impairment of accounts receivable	107	3
Total report reclassified	688,698	58,131

At March 31, 2019
Salaries, wages and fringe benefits	162,892	28,026
Services provided by third-parties	213,398	5,222
Purchase of goods	98,555	-
Other management charges	63,851	8,024
Depreciation	16,882	821
Amortization	22,757	1,719
Taxes	2,407	230
Impairment of accounts receivable	102	-
Inventory recovery	(1,272)	-
Total report	579,572	44,042

As of March 31, 2019, the subsidiary Viva GyM S.A. reverse the excess of provision for impairment in inventories  for S/1.3 million.

17.	INCOME TAX

These condensed interim consolidated financial statements for the period ended March 31, 2019, income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to March 31, 2019 is 67.18% (66.41% for the period ended March 31, 2018). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

18.	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of March 31, 2019, contingencies held by the Group are substantially the same as those existing as of December 31, 2018.

In addition the Group had performace bonds and guarantees commitments with different financial institutions securing to secure transactions for US$405.6 million and US$13.9 million, respectively (US$471.60 million and US$13.9 million, respectively, as of December 31, 2018).

19.	DIVIDENDS

As part of the covenants at the refinancing agreements mentioned in Note 12, the Company is unable to pay dividends until the cancellation of all liabilities related to these borrowings.

For the period ended March 31, 2019, the Group has paid dividends to its non-controlling subsidiaries in the amount of S/1.8 million  (S/5 million for the same period in 2018).

20.	DISCONTINUED OPERATIONS

As part of the process of divestments of non-strategic assets initiated by the Company; CAM Servicios del Peru S.A., CAM Chile S.A. and Stracon GyM SA were sold, during the year 2018 (completed).

Additionally, at December 31, 2018, the subsidiary Adexus S.A. has been reclassified as non-current assets available for sale (planned) at December 31, 2018 and at March 31, 2019.

A.	Discontinued operations

a) CAM Servicios del Peru S.A. and CAM Chile S.A.

On December 4, 2018, the Company entered into a purchase and sale agreement for all of its shares (representing 73.16%) of CAM Servicios del Peru S.A. and CAM Chile S.A. The Group received for its participation in CAM Chile S.A. and CAM Servicios del Peru S.A. the sum of (i) US$15.78 million (equivalent to S/51.7 million) for the shares of CAM Chile S.A. and (ii) US$3.0 million (equivalent to S/10.4 million) for the shares of CAM Servicios del Peru S.A.  The net gain on the sale of both subsidiaries amounted to S/31.7 million.

b) Stracon GyM S.A.

On March 28, 2018, the Company entered into a purchase and sale agreement for all of its shares (representing 87.59%) in Stracon GyM S.A. The sale price was agreed in US$76.8 million (equivalent to S/248.8 million), which is fully paid. The net gain on the sale amounted to S/41.9 million.

B.	Non-current asset classified as held for sale

At December 31, 2018 and at March 31, 2019, non-current assets and liabilities held for sale correspond to investments in the company Adexus S.A., whose main activity is to provide information technology solutions mainly in Chile and Peru.  Account balances are classified as assets held for sale taking into account that the Group has a sales plan defined within the next 12 months.

	At	At
	December 31,	March 31,
	2018	2019

ASSETS
Cash and cash equivalets	6,074	2,723
Accounts receivables, net	157,351	159,852
Inventories, net	3,999	1,430
Other assets, net	80,374	93,452
Total assets	247,798	257,457

LIABILITIES
Borrowings	71,810	90,878
Accounts payable	148,817	146,198
Deferred income tax liabilities	5,201	5,075
Total liabilities	225,828	242,151
Total net assets	21,970	15,306

C.	Consolidated statement of income

The Company reclassified financial results of discontinued operations, Stracon GyM S.A., CAM Servicios del Peru S.A., CAM Chile S.A. (completed) and Adexus S.A. (planned) for the period ended March 31, 2019 as follows:

		Reclassification
	At March 31, 2018		discontinued operations	At March 31, 2018
	Reported	Completed	Planned	Reclassified

Revenues	1,311,031	(436,850)	(64,244)	809,937
Operating costs	(1,157,784)	411,938	57,148	(688,698)
Gross profit (loss)	153,247	(24,912)	(7,096)	121,239

Administrative expenses	(92,990)	25,631	9,228	(58,131)
Other (expenses) income, net	14,247	(1,459)	(19)	12,769
Loss (gain) from the sale of investments	(1,529)	1,529	-	-
Operating profit	72,975	789	2,113	75,877

Financial expenses	(69,122)	4,925	2,651	(61,546)
Financial income	4,919	(2,832)	(108)	1,979
Share of the profit or loss in associates and joint ventures	(1,676)	(362)	-	(2,038)
Profit before income tax	7,096	2,520	4,656	14,272
Income tax	(12,096)	3,947	(1,329)	(9,478)
(Loss) profit from continuing operations	(5,000)	6,467	3,327	4,794
Loss from discontinued operations	-	(6,467)	(3,327)	(9,794)
Loss of the period	(5,000)			(5,000)

21.	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

On April 2, 2019, the Company concluded the capital increase process by completing the subscription of 142,483,663 new common shares. In the private offer completed, 55,291,877 shares were paid in full, and 87,191,786 shares were paid by 50%, both at a price per share of US$0.6136.